VICTORY CAPITAL MANAGEMENT INC.

VICTORY PORTFOLIOS

VICTORY PORTFOLIOS II

VICTORY PORTFOLIOS III

VICTORY PORTFOLIOS IV

15935 La Cantera Parkway

San Antonio, Texas 78256

November 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Request for Withdrawal of Forms 40-APP filed by Victory Capital Management Inc., Victory Portfolios, Victory Portfolios II, Victory Portfolios III and Victory Portfolios IV (the “Applicants”); SEC Accession Nos. 0001683863-25-006605 and 0001193125-25- 225306

Ladies and Gentlemen:

On August 11, 2025, the Applicants filed a Form 40-APP pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for the purpose of requesting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (SEC Accession No. 0001683863-25-006605). The Form 40-APP was filed and accepted on August 11, 2025.

On September 30, 2025, the Applicants filed an amended and restated Form 40-APP pursuant to Section 6(c) of the 1940 Act for the purpose of requesting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (SEC Accession No. 0001193125-25-225306). The amended and restated Form 40-APP was filed on September 30, 2025 and accepted on October 1, 2025.

Both Form 40-APPs were mistakenly filed as both an IA and IC filing, which generated each of the two File Numbers: 812-15875 and 803-00284. Upon review, the SEC Staff asked that the Applicants withdraw the filings and re-file the Form 40-APP under only the 812- File Number.

Accordingly, we request that the Form 40-APPs with SEC Accession Nos. 0001683863-25- 006605 and 0001193125-25-225306 be withdrawn as it applies to each entity.

If you have any questions or comments regarding this filing, please call Matthew Kutner of Sidley Austin LLP at 212-839-8679.

Very truly yours,

By: /s/ Thomas Dusenberry

Thomas Dusenberry

President, Victory Portfolios, Victory

Portfolios II, Victory Portfolios III and

Victory Portfolios IV, and Director of Fund

Administration, Victory Capital

Management Inc.

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